Exhibit 99.1

InterCure Announces First Half of 2024 Results: Revenue of NIS 126 million and Adjusted EBITDA of NIS 21 million

●	Revenues during the first half of 2024 reached NIS 126 million, alongside an Adjusted EBITDA[1] of NIS 21 million (Approximately 17% of revenues).
●	Both quarters (Q1 and Q2 of 2024) ended with positive EBITDAs and profit from operations and represents InterCure’s 16th and 17th consecutive quarter of profitability [2].
●	Revenues for the first half of 2024 were affected by damages caused by the terrorist attack on October 7, 2023, and the war in Gaza.
●	InterCure is entitled to full compensation from the Israeli authorities for all direct and indirect damages caused to its Southern Facility located at Kibbutz Nir Oz. To date, InterCure has already received tens of millions of NIS as partial advance payments from the Israeli authorities.
●	Announced Expansion of its strategic partnership with Cookies™ to Germany and expects to launch first Cookies products in Germany in the fourth quarter of 2024.
●	Restoring the Southern Facility continues in accordance with receiving advance payments from the Israeli authorities.
●	Expects double digit growth throughout the second half of 2024 (compared to first half of 2024) due to expected launches in German and UK markets.

NEW YORK & HERZLIYA, Israel, August 29, 2024- InterCure Ltd. (NASDAQ: INCR) (TASE: INCR) (“InterCure” or the “Company”) is pleased to announce its financial and operating results for the six months ended June 30, 2024. All amounts are expressed in New Israeli Shekels (NIS), unless otherwise noted.

First Half 2024 Financial Highlights and Milestones

●	Revenue was NIS 126 million, and the adjusted EBITDA for the six months ending June 30, 2024 was NIS 21 million, approximately 17% of revenues. Compared to the second half of 2023 (which was only partly affected by the terrorist attack on October 7, 2023 and the war in Gaza) with NIS 147 million of revenue and NIS 31 million of adjusted EBITDA.
●	The October 7th terror attack effected the Company’s revenues in first half of 2024 due to damages to its southern facility located at Kibbutz Nir Oz (the “Southern Facility”).
●	The Company’s operating profit was NIS 11 million.
●	Both quarters (Q1 and Q2 of 2024) represents the 16th and 17th consecutive quarters of profitability for InterCure, with both quarters showing positive Adjusted EBITDA and profit from operations.
●	Continued expansion of the Company’s dedicated medical cannabis pharmacy chain to a total of 24 active locations as of today. As of October 2023, the Company holds 100% of Cannolam LTD including the full rights to Cookies™ international agreements, alongside Israel’s largest chain of dedicated medical cannabis pharmacies, Givol™.

1 Adjusted EBITDA means EBITDA for the cannabis sector adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses. This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see "Non-IFRS Measures" below.

2 Adjusted EBITDA.

●	Since October 7, 2023, war situation was declared by the Israeli government. As of this date, there is limited access to the Company’s Southern Facility.
●	According to Israeli Law, due to the location of the Company’s Southern Facility, the Company is entitled to full compensation for all the direct and indirect damages caused to the Southern Facility by the terrorist attack and the war in Gaza.
●	Restoring the Southern Facility continues with accordance of receiving advance payments from the Israeli authorities.
●	To date, the Company has received tens of millions of NIS as advance payments from the Israeli authorities in relation to such compensation and expects to receive additional substantial advance payments to support the Southern Facility restoration.
●	The Company’s cash on hand was NIS 21 million while the Company has unused credit line of over NIS 22 million and it is expecting to receive additional substantial advance payments from the Israeli authorities as part the compensation it is entitled to due to damages caused to the Southern Facility.
●	Expands its European footprint with new strategic agreements with Cookies™. Enhancing branded product offerings with the most-recognized global cannabis brand and expects to launch Cookies Corners licensed pharmacies in Germany and UK, alongside differentiated online platforms with the official cookies retail experience.
●	Continued execution of the Company’s global expansion plan. Plans to launch more than 30 new GMP SKUs during the second half of 2024 executing collaborations with Cookies, Binske, Organigram and others.
●	Expects double digit growth throughout the second half of 2024 compared to first half of 2024.

Alexander Rabinovitch, CEO of InterCure Noted: “Yesterday, we announced the expansion of our strategic partnership with Cookies to the German market, the largest market in Europe, which is experiencing accelerated growth and becoming a key target market for Intercure. Intercure grew double-digit in the first half and presented profitable quarters, the 16th and 17th in a row. This consistent performance highlights our business model’s strength and commitment to leading the pharmaceutical cannabis market even in this challenging time. In the first half, we heavily invested in the restoration of the company’s main facility located at Kibbutz Nir Oz. The facility was damaged by the terrorist attack and is expected to gradually return to full capacity in the coming quarters, in accordance with receiving compensation from the authorities for the direct and indirect damages which the company is entitle to.”

Alexander Rabinovitch continued: “Intercure is set for a significant growth in the coming quarters and years in all territories, and to that end, we have executed strategic actions to strengthen the company’s high quality cultivation and supply chain in Canada and Europe. Entering the German market with great impact by the company’s leading product lines, including Cookies, the globally most recognized cannabis brand, is a significant step in our commitment to provide high-quality, pharma-grade cannabis to patient communities and creating value to our shareholders.”

InterCure is thankful to its managers and employees for their commitment and to its strategic partners in Israel and worldwide who stand with us during this time of war.

Key Half Year Financial Highlights – Cannabis Sector

	H1-24	H2-23	H1-23	H2-22	H1-22	H2-21	H1-21
Revenues	125,733	146,939	208,614	206,178	182,506	141,396	78,281
Gross Profit (1)	40,442	40,394	67,945	81,558	77,399	61,295	34,694
GP Margin	32%	27%	33%	40%	42%	43%	44%
Adjusted EBITDA(2)	20,829	31,201	29,669	40,714	43,411	35,132	21,765
Adjusted EBITDA(2) Margin	17%	21%	14%	20%	24%	25%	28%

Notes

(1)	Gross profit before effect of fair value.
(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: https://www.intercure.co

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue), which is incorporated by reference to this press release, is available in InterCure’s MD&A included in our Annual Report on Form 20-F under the heading “Results of Operations”, available under the Company’s profile on EDGAR at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements may include, but are not limited to, the Company’s success of its global expansion plans, its expansion strategy to major markets worldwide, statements relating to the security events in Israel, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Israel and the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, and reliance on the expertise and judgment of our senior management. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contacts

InterCure Ltd.
Amos Cohen, Chief Financial Officer
amos@intercure.co

InterCure LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of June 30, 2024 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	As of June 30
	NIS in thousands
	2024	2023
	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	19,899	102,653
Restricted cash	948	13,788
Trade receivables, net	61,672	42,623
Other receivables	158,045	91,747
Inventory	126,466	156,443
Biological assets	3,388	7,058
Financial assets measured at fair value through profit or loss	399	192
Total current assets	370,817	414,504

NON-CURRENT ASSETS:
Other receivables	439	-
Property, plant and equipment and right-of-use asset	98,611	96,970
Goodwill	223,609	284,181
Deferred tax assets	27,042	23,625
Financial assets measured at fair value through profit or loss	1,922	2,565
Investment in associate and loan	18,447	20,000
Total non-current assets	370,070	427,341

TOTAL ASSETS	740,887	841,845

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities	81,755	56,521
Trade payables	83,071	104,605
Other payables	39,965	39,524
Contingent consideration	4,082	6,145
Short term loan from non-controlling interest	-	957
Total current liabilities	208,873	207,752

LONG-TERM LIABILITIES:
Long term loans	51,317	84,067
Liabilities in respect of employee benefits	841	1,079
Lease liability	17,741	21,295
Total long-term liabilities	69,899	106,441

EQUITY:
Share capital, premium and other reserves	649,013	634,383
Capital reserve for transactions with controlling shareholder	2,388	2,388
Capital reserve for transactions with non-controlling interests	13,561	-
Receipts on account of shares	-	8,541
Accumulated losses	(204,518)	(136,552)
Equity attributable to owners of the Company	460,444	508,760

Non-controlling interests	1,671	18,892
TOTAL EQUITY	462,115	527,652

TOTAL LIABILITIES AND EQUITY	740,887	841,845

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	For the 6-months ended on June 30		Year ended December 31
	NIS in thousands
	2024	2023	2023
	(Unaudited)	(Unaudited)	(Audited)

Revenue	125,733	208,614	355,553
Cost of revenue before fair value adjustments	85,291	140,669	247,214

Gross income before impact of changes in fair value	40,442	67,945	108,339

Unrealized changes to fair value adjustments of biological assets	1,218	4,339	261
Loss from fair value changes realized in the current year	1,029	5,316	3,505

Gross Profit	40,631	66,968	105,095

Research and development expenses	219	256	388
General and administrative expenses	18,374	21,856	42,610
Sales and marketing expenses	27,454	27,800	53,269
Other expenses, net	(16,414)	2,919	47,138
Changes in the fair value of financial assets through profit or loss, net.	(201)	12	665
Share based payments	686	2,358	2,592

Operating Profit	10,513	11,767	(41,567)

Financing income	1,031	2,252	5,883
Financing expenses	10,070	11,842	25,601

Financing expenses (income), net	9,039	9,590	19,718

Profit before tax on income	1,474	2,177	(61,285)

Tax (expense) benefit	(1,480)	1,640	(2,248)
Total comprehensive Profit (loss)	(6)	3,817	(63,533)

Profit (loss) attributable to:
Owners of the Company	1,433	5,097	(61,959)
Non-controlling interests	(1,439)	(1,280)	(1,574)
Total	(6)	3,817	(63,533)

Interest / Financing expense (income) net	9,039	9,590	19,718
Tax expenses (benefit)	1,480	(1,640)	2,248
Depreciation and amortization	6,337	6,442	13,166
EBITDA	16,850	18,209	(28,401)
Share-based payment expenses	686	2,358	2,592
Other expenses (income), net (without other income from the Tax authorities)	416	2,919	75,292
Impairment losses and (gains) on financial assets through profit and loss	(201)	12	665
Fair value adjustment to inventory	(189)	977	3,244
Adjusted EBITDA	17,562	24,475	53,392

Earnings per share
Basic earnings (loss)	0.03	0.11	(1.36)
Diluted earnings (loss)	0.03	0.11	(1.36)